SEC FILE NUMBER 001-09712

CUSIP NUMBER 911684108

UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING

(Check one): ☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: September 30, 2005
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: N/A

PART I — REGISTRANT INFORMATION United States Cellular Corporation

Full Name of Registrant N/A

Former Name if Applicable 8410 West Bryn Mawr

Address of Principal Executive Office (Street and Number) Chicago, Illinois 60631

City, State and Zip Code PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate) ☒

(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

An explanation of why the Form 10-Q for the quarter ended September 30, 2005 could not be filed within the prescribed time period is set forth on Attachment A hereto.

PART IV — OTHER INFORMATION
(1)	Name and telephone number of person to contact in regard to this notification

Kenneth R. Meyers (Name)	773 (Area Code)	399-8900 (Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed ? If answer is no, identify report(s).
Yes ☒ No ☐

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
Yes ☒ No ☐
If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

A summary of the tentative results of operations for the quarterly and year to date periods ended September 30, 2005 and a comparison of such results to a summary of the tentative results of operations for the same periods ended September 30, 2004, as such period would be restated, and an explanation of material anticipated changes between such periods, are attached hereto as Attachment B. However, until the restatement and the Form 10-Q for the Quarter ended September 30, 2005 are filed, there can be no assurance that the final results will not differ materially from such tentative results.

United States Cellular Corporation (Name of Registrant as Specified in Charter)

Date:	November 10, 2005	By:	/s/ Kenneth R. Meyers Kenneth R. Meyers Executive Vice President — Finance, Chief Financial Officer and Treasurer

Attachment A
PART III — NARRATIVE

As disclosed on a Current Report on Form 8-K dated November 9, 2005, United States Cellular Corporation ("U.S. Cellular") issued a news release announcing that it would restate financial results for the first and second interim periods of 2005, each of the five years ended December 31, 2004, and each of the interim periods of 2004 and 2003. Reference is made to U.S. Cellular's Form 8-K dated November 9, 2005 and the news release filed therewith for additional information. It is necessary for U.S. Cellular to finalize and complete the restatements before U.S. Cellular can file the Form 10-Q for the quarter ended September 30, 2005 because financial information to be included in the Form 10-Q depends on the results of the restatements of prior periods. The restatements cannot be completed by November 9, 2005 or the extension deadline of November 14, 2005 and, accordingly, the financial information required to be disclosed in the Form 10-Q cannot be prepared on a timely basis without unreasonable effort or expense.

The restatements and/or the failures to file the Form 10-Q for the quarter ended September 30, 2005 by the extended deadline have several consequences.

The restatements and the late filing of the Form 10-Q for the quarter ended September 30, 2005 will result in defaults under the revolving credit agreement between U.S. Cellular and certain lenders and under certain forward contracts between subsidiaries of U.S. Cellular and a counterparty. U.S. Cellular has not failed to make nor does it expect to fail to make any scheduled payment of principal or interest under such revolving credit agreements or forward contracts. U.S. Cellular has communicated with the agents for the lenders and the counterparty to obtain waivers from the lenders and the counterparty under such agreements. U.S. Cellular believes that the lenders and the counterparty will agree to waive any defaults that may occur as a result of the restatements and the late filing of the Form 10-Q however, such actions cannot be assured.

In addition, the late filing of the Form 10-Q may result in non-compliance under certain debt indentures. However, this non-compliance will not result in events of default unless and until written notice thereof is delivered by the trustee or sufficient holders of debt and, in any event, such events of default would be cured if U.S. Cellular files its Form 10-Q for the quarter ended September 30, 2005 within 90 days of any such notice. As a result, U.S. Cellular believes that it will be able to file the Form 10-Q in sufficient time to avoid any event of default maturing into a default under any indenture. U.S. Cellular has not failed to make nor does it expect to fail to make any scheduled payment of principal or interest under such indentures.

U.S. Cellular has notified the American Stock Exchange of the restatements and the expected delay in its filing of the Form 10-Q for the quarter ended September 30, 2005. U.S. Cellular expects to receive a notice of failure to satisfy listing requirements following such delay in filing. U.S. Cellular will disclose any such notice and the contents of such notice at such time. In such event, U.S. Cellular expects to restore compliance with such listing requirements when it files the restated financial statements for the periods noted herein and the Form 10-Q for the quarter ended September 30, 2005.

Attachment B
PART IV — OTHER INFORMATION

Item (3): Summary of the tentative unaudited results of operations for the quarterly and year to date periods ended September 30, 2005 and September 30, 2004, as restated, and explanation of any material anticipated changes between such periods:

        We are restating our financial results for the first and second interim periods of 2005, each of the five years ended December 31, 2004, and each of the interim periods of 2004 and 2003. As a result, you should not rely on our previously issued financial statements for these periods. This restatement is primarily related to U.S. Cellular's review of its accounting treatment for (1) Universal Service Fund contributions; (2) leases; (3) contract termination fees; (4) income tax accounting; and (5) other adjustments and accruals, including the recognition of income from certain investments accounted for under the equity method of accounting. We will file amendments as promptly as possible, but such filing is not expected to occur until mid-December, 2005.

        U.S. Cellular has not completed its assessment of the items described above. Based on preliminary findings; the adjustments are expected to result in increased (decreased) net income and diluted earnings per share as follows; however, there can be no assurance that final results will not differ materially from these preliminary findings.

	Net Income (loss)		Diluted Earnings Per Share

	As Previously Reported	Range of Expected Adjustments Increase/(Decrease)	As Previously Reported	Range of Expected Adjustments Increase/(Decrease)

	($ in millions, except per share amounts)

Second quarter ended June 30, 2005	$38	$(2) to 1	$0.43	$(0.02) to 0.01
First quarter ended March 31, 2005	17	0 to 3	0.19	0.00 to 0.03
Years ended:
December 31, 2004	109	(3) to 2	1.26	(0.03) to 0.02
December 31, 2003	43	(9) to (4)	0.49	(0.10) to (0.05)
December 31, 2002	(27)	(2) to 2	(0.31)	(0.02) to 0.02
December 31, 2001	174	(2) to 2	1.99	(0.02) to 0.02
December 31, 2000	$193	$(3) to 1	$2.22	$(0.03) to 0.01

        The guidance set forth in Auditing Standard No. 2 ("AS2") of the Public Company Accounting Oversight Board states that the restatement of previously-issued financial statements to reflect the correction of a misstatement should be regarded as at least a significant deficiency, and is a strong indicator of a material weakness in internal control over financial reporting. In connection with the expected filing of the 2004 Form 10-K/A, U.S. Cellular has concluded that a material weakness existed as of December 31, 2004, which precludes U.S. Cellular from concluding that its internal control over financial reporting was effective as of December 31, 2004. A material weakness is a control deficiency, or combination of control deficiencies, that results in a more than remote likelihood that a material misstatement of the interim or annual financial statements will not be detected. Therefore, U.S. Cellular's Management Report on Internal Control Over Financial Reporting, which was contained in Item 9A of the Form 10-K as of and for the year ended December 31, 2004 and which stated that U.S. Cellular's internal control over financial reporting was effective as of December 31, 2004, can no longer be relied upon and will be restated in connection with the filing of the Form 10-K/A. In such Form 10-K/A, (i) U.S. Cellular management will conclude that, as of December 31, 2004, U.S. Cellular did not maintain effective controls over the financial reporting process due to insufficient number of qualified personnel with the required proficiency to apply the company's accounting policies in accordance with U.S. GAAP and (ii) U.S. Cellular expects that

PricewaterhouseCoopers LLP, U.S. Cellular's independent registered public accounting firm, will reissue its report to state that U.S. Cellular did not maintain effective internal control over financial reporting as of December 31, 2004.

        Also, as a result of the accounting adjustments described above, U.S. Cellular is evaluating the effectiveness of internal control over financial reporting as of December 31, 2004 and September 30, 2005, including a review of controls in the following areas: (1) Universal Service Fund contributions; (2) leases; (3) contract termination fees; (4) income tax accounting; and (5) other adjustments and accruals, including the recognition of income from certain investments accounted for under the equity method of accounting.

        U.S. Cellular is reviewing the impact of these items individually and in the aggregate as part of an overall assessment. As a result of these adjustments and evaluations, U.S. Cellular believes it is possible that it may identify and report additional material weaknesses in its internal control over financial reporting.

Procedures implemented to remediate the material weakness related to technical accounting expertise include:

  Formation of Controller Review Committee comprised of TDS's Corporate Controller, and Assistant Corporate Controller, U.S. Cellular's Controller and Telecom's Chief Financial Officer. This committee meets regularly to discuss accounting treatment for current, unusual and nonrecurring matters.
  Changes and additions in technical accounting personnel at TDS including hiring a Vice President and Assistant Corporate Controller and adding positions of Manager, External Reporting and Manager, Accounting and Reporting.
  Changes and additions in technical accounting personnel at U.S. Cellular including hiring a Vice President and Controller, and a Director of Operations Accounting, and adding a position of Manager, Accounting Policy.

        Although management believes it has made substantial progress, additional efforts will be required to fully remediate the material weakness. Management is continuing to develop and implement additional remediation actions. Additional actions currently underway or planned include the recruiting of a Director of Accounting Policy and a Manager of Accounting Policy and Research at TDS, providing additional training for the accounting staff, incorporating additional analysis and review procedures into the accounting closing and financial reporting processes, strengthening controls related to review and approval of contracts, improving understandings with partners to ensure timely receipt of financial statements related to investments accounted for under the equity method, and other actions.

U.S. Cellular's management and audit committee have discussed the matters in this Form 12b-25 with U.S. Cellular's independent registered public accounting firm, PricewaterhouseCoopers LLP.

        It is necessary for U.S. Cellular to finalize and complete the restatements before U.S. Cellular can file its Form 10-Q for the quarter ended September 30, 2005 because financial information to be included in such Form 10-Q depends on the results of such restatements of prior periods. Such Form 10-Q is due on November 9, 2005, but can be extended to November 14, 2005. It is not expected that the restatements will be completed by the extended deadline of November 14, 2005. Accordingly, U.S. Cellular expects that its Form 10-Q for the quarter ended September 30, 2005 will not be filed on a timely basis. U.S. Cellular expects to file the restatements and the Form 10-Q as soon as possible, but such filing is not expected to occur until mid-December 2005.

        The restatements and the late filing of the Form 10-Q for the quarter ended September 30, 2005 will result in defaults under the revolving credit agreement between U.S. Cellular and certain lenders and under certain forward contracts between subsidiaries of U.S. Cellular and a counterparty. Such debt related to the forward contracts totaled approximately $30 million. U.S. Cellular has not failed to make nor does it expect to fail to make any scheduled payment of principal or interest under such revolving credit agreements or forward contracts. U.S. Cellular has communicated with the agents for the lenders and the counterparty to obtain waivers from the lenders and the counterparty under such agreements. U.S. Cellular believes that the lenders and the counterparty will agree to waive any defaults that may occur as a result of the restatements and the late filing of the Form 10-Q, however, such actions cannot be assured.

        In addition, the late filing of the Form 10-Q may result in non-compliance under certain debt indentures. However, this non-compliance will not result in events of default unless and until written notice thereof is delivered by the trustee or sufficient holders of debt and, in any event, such events of default would be cured if U.S. Cellular files its Form 10-Q for the quarter ended September 30, 2005 within 90 days of any such notice. As a result, U.S. Cellular believes that it will be able to file the Form 10-Q in sufficient time to avoid any event of default maturing into a default under any indenture. U.S. Cellular has not failed to make nor does it expect to fail to make any scheduled payment of principal or interest under such indentures.

        U.S. Cellular has notified the American Stock Exchange of the restatements and the expected delay in its filing of the Form 10-Q for the quarter ended September 30, 2005. U.S. Cellular expects to receive a notice of failure to satisfy listing requirements from the American Stock Exchange following such delay in filing. U.S. Cellular will disclose any such notice and the contents of such notice at such time. In such event, U.S. Cellular expects to restore compliance with such listing requirements when it files the restated financial statements for the periods noted herein and the Form 10-Q for the quarter ended September 30, 2005.

        A summary of the tentative operating data and unaudited results of certain key components of the statement of operations for the third quarter and nine months of 2005, and for the third quarter and nine months of 2004, reflecting anticipated restatements, are included in the table below, however, there can be no assurance that final results will not differ materially from these preliminary findings.

	Range of Amounts Currently Anticipated to be Reported for Three months ended September 30		Range of Amounts Currently Anticipated to be Reported for Nine months ended September 30

	2004 (as Restated)	2005	2004 (as Restated)	2005

($ in millions, except per share amounts)

Operating Revenue	$728-748	$788-798	$2,084-2,104	$2,241-2,251
Depreciation Amortization and Accretion Expense	124-130	123-129	361-367	377-383
Operating Income	46-56	60-70	139-149	166-176
Net Income	23-27	33-37	70-74	89-93
Diluted EPS	$0.27-0.32	$0.37-0.42	$0.80-0.85	$1.02-1.07

Stockholders' equity at September 30, 2005 is estimated to be $2.7 billion.

        The primary reason for the anticipated increase in operating revenue in the three and nine month periods for 2005 compared to 2004 is due to an increase in wireless customers served. The primary reason for the anticipated increase in operating income in the three and nine month periods for 2005 compared to 2004 is due to an improvement in operating margins. The primary reason for the anticipated increase in net income in the three and nine month period for 2005 compared to 2004 is due to an increase in wireless customers served and an improvement in operating margins.

U.S. Cellular Summary Operating Data
Quarter Ended	9/30/2005	6/30/2005	3/31/2005	12/31/2004	9/30/2004
Consolidated Markets:
All customers -
Customer units	5,303,000	5,227,000	5,127,000	4,945,000	4,828,000
Gross customer unit
activations	355,000	340,000	426,000	408,000	387,000
Net customer unit activations	76,000	94,000	182,000	150,000	144,000
Retail customers -
Customer units	4,765,000	4,688,000	4,601,000	4,478,000	4,395,000
Gross customer unit
activations	346,000	317,000	365,000	358,000	354,000
Net customer unit activations	77,000	81,000	123,000	105,000	111,000
Cell sites in service	5,149	5,034	4,899	4,856	4,713
Minutes of use (MOU) (1)	639	627	584	568	553
Postpay churn rate per month (2)	1.5%	1.4%	1.5%	1.6%	1.6%
Construction Expenditures (000s)	$129,600	$143,800	$112,200	$260,300	$131,700

(1)	Average monthly local minutes of use per customer (without roaming).
(2)	Postpay churn rate per month is calculated by dividing the average monthly postpay customer disconnects during the quarter by the average postpay customer base for the quarter